Mail Stop 3-5

      March 30, 2005

By U.S. Mail and Facsimile

John R. Murphy
Chief Financial Officer
Accuride Corporation
7140 Office Circle
Evansville, Indiana  47715

Re:	Accuride Corporation
	Form S-1 filed March 25, 2005, as amended
	File No. 333-121944

Dear Mr. Murphy:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The amendment that is to be declared effective must include an unrestricted accountant`s report and consent.

Prospectus Summary, page 1

The Offering, page 8
2. Please describe the events that trigger the issuance of 1,142,495.
Also, please explain the specific performance goals TTI must meet to satisfy the conditions related to the issuance of 1,142,495 shares.
Please improve disclosure throughout to clarify this reference.

TTI Merger, page 31
3. Refer to our previous comment 5. As your offering is underwritten, please supplementally illustrate and explain the circumstances under which no shares of common stock would be sold. As a related matter, please refer to adjustment (c) to the pro forma financial statements, as explained on page 42. As you appear to be assuming sale of shares to the public in connection with these adjustments, it appears that you should also assume issuance of the additional shares for purposes of the pro forma balance sheet and income statement. Please revise or advise. We may have additional comments upon review of your response.

Pro Forma as Adjusted Consolidated Financial Data, page 36
Notes to the Unaudited Pro Forma Consolidated Financial
Statements,
page 39
(a) TTI Merger Asset Allocation
4. Refer to our previous comment 9. We assume, from your response, that you have measured the acquisition based on the fair value of the net assets acquired because you consider it to be more reliably measurable than the fair value of the consideration given. Please clarify and discuss, supplementally and in your filing.
5. As a related matter, although no public market currently exists for your common stock, it appears that plans for your initial public offering existed before the acquisition occurred. We note, in the event of a successful public offering, the market value of the shares you are offering to TTI shareholders will equal approximately $164 million, inclusive of contingent shares. Supplementally explain the basis for the very significant difference between the $92 million used to measure the acquisition cost of TTI and the anticipated fair value of the common shares distributed in consideration.

Management`s Discussion and Analysis, page 50
Results of Operations, page 51
6. Refer to our previous comment 15. As the term "surcharge" has a commonly accepted definition, please expand your disclosures to include the information provided in the second paragraph of your supplemental response in order to facilitate the reader`s understanding.

Principal Stockholders, page 103
7. We note that you have excluded 1,142,495 contingently issuable shares related to TTI from the beneficial ownership table. However, based on the definitions of your amended merger agreement, it appears that the measures for determining TTI`s performance goal target EBITDA may be calculated as of the end of March 2005. If you are able to determine whether the shares will be issuable at the time of the next amendment, please revise. In this regard we note that the shares, which are generally excluded throughout the filing, appear to be included in the third paragraph on page 122 as if they are certain to be issued. If so, we do not understand the exclusion elsewhere.
Please advise or revise.

Accuride Corporation Financial Statements, page F-1

Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7
8. Refer to our previous comment 17. We note that you consider the rebates to be known obligations. Supplementally explain whether and how the "Revenue Recognition" disclosure in your accounting policies footnote is consistent with this description. We refer specifically to the fact that you provide an allowance for "estimated discounts" associated with customer rebates.

Note 2 - Recapitalization of Accuride Corporation, page F-14
9. Refer to your response to our previous comment 19. Your discussion of the 2002 adjustment to the 1998 recapitalization consists, to date, of a recitation of the specific dollar amounts that you recorded and the specific events that took place. Please tell us more about your related accounting policy, including the judgments and estimates involved in determining the amounts to be recorded. We assume that the deferred tax assets and liabilities recognized on the recapitalization date were based upon management`s best estimate of the tax basis of the assets acquired and liabilities assumed that ultimately would be accepted by the taxing authority. It appears that management eventually changed its best estimate, resulting in the significant fiscal 2002 adjustment. Please supplementally explain the basis of your original estimates and assumptions. If the transaction created $150 million step-up in asset basis and increase in future deductions, please further explain and support your determination that only $50 million of the increase should be recognized at that time, particularly in view of the relative size of the subsequent adjustment. In this regard, we note that you recorded a significant valuation allowance at the recapitalization date. Tell us how and when you reduced your initial valuation allowance and quantify the impact of that reduction upon your income statement by fiscal period. How did you determine the appropriate amount of the remaining valuation allowance at the end of each fiscal period? Please advise, supplementally and in detail.


Note 12 - Segment Reporting, Page F-28
10. Refer to your responses to our prior comments 21 through 23. We have no further comments regarding the segment presentation by Accuride on a stand alone basis or by TTI on a stand alone basis. Subsequent to the merger, we may wish to consider the segment presentation for the consolidated entity as a whole in connection with a future review of the company.

Note 17 - Subsequent Event --- Acquisition, page F-32
11. Refer to our previous comment 24. We still feel your disclosures are overly general in nature. Please revise your disclosure to indicate the specific facts and circumstances surrounding the delay in finalization of the asset allocation. For example, "analyzing current and long term liabilities" should be replaced with a description of the specific contingency and proposed resolution for each liability not yet finalized, and "finalizing the valuation of other postretirement benefit plan liability" should also include a description of the reason for the delay and proposed resolution.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 824-2885, or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 942-2931 or me at (202) 942-1850 with any other
questions.

      				Sincerely,



      				Max A. Webb
							Assistant Director




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John R. Murphy
Accuride Corporation
March 30, 2005
Page 5